SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934 For
                     the Fiscal Year Ended December 31, 1999






                         Commission File Number 0-05531






                        GERALD STEVENS, INC. 401(K) PLAN






                              Gerald Stevens, Inc.
                           301 East Las Olas Boulevard
                          Ft. Lauderdale, Florida 33301

                              Financial Statements
                              --------------------

         Financial Statements. Filed as part of this Report on Form 11-K are the financial statements of the Gerald Stevens, Inc. 401(k) Plan, as required by Form 11-K. No audit was required for such financial statements.

GERALD STEVENS, INC.  401(k) PLAN
---------------------------------

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
-----------------------------------------------

DECEMBER 31, 1999
-----------------


                        GERALD STEVENS, INC. 401(k) PLAN
                        --------------------------------

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
               ---------------------------------------------------

                                DECEMBER 31, 1999
                                -----------------



                                                                             December 31,
                                                                                 1999
                                                                             ------------
ASSETS:
   Investments (See Note 3)                                                  $ 2,468,319
   Receivables:
     Employer contribution                                                       241,361
     Participant contributions                                                    21,425
                                                                             -----------

         Total receivables                                                       262,786
                                                                             -----------

         Total assets                                                          2,731,105
                                                                             -----------

LIABILITIES                                                                           --
                                                                             -----------
         Net assets available for plan benefits                              $ 2,731,105
                                                                             ===========


The accompanying notes to financial statements are an integral part of these statements.


                        GERALD STEVENS, INC. 401(k) PLAN
                        --------------------------------

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      ------------------------------------



                                                                          Year Ended
                                                                          December 31,
                                                                             1999
                                                                          -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
       Investment income:
              Net appreciation in fair value of investments (see Note 3)   $  164,343
              Accrued Income                                                      620
              Dividends                                                        92,187
                                                                           ----------
LESS INVESTMENT EXPENSES                                                           --
                                                                           ----------
                                                                              257,150
                                                                           ----------
CONTRIBUTIONS:
       Participant contributions                                              987,998
       Participant rollovers                                                1,296,975
       Employer contributions                                                 241,361
                                                                           ----------
                                                                            2,526,334
                                                                           ----------
       Total additions                                                      2,783,484
                                                                           ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
       Benefits paid to participants                                           52,379
       Administrative expenses (see Note 5)                                        --
                                                                           ----------

       Total deductions                                                        52,379
                                                                           ----------
       Net increase                                                         2,731,105

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     Beginning of year                                                             --
                                                                           ----------
     End of year                                                           $2,731,105
                                                                           ==========

The accompanying notes to financial statements are an integral part of these statements.

                        GERALD STEVENS, INC. 401(k) PLAN
                        --------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------



1.   DESCRIPTION OF PLAN
     -------------------

         General
         -------

The Gerald Stevens, Inc. 401(k) Plan (the "Plan") is a defined contribution plan established by Gerald Stevens, Inc. (the "Company") beginning January 1, 1999. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan agreement, the Summary Plan Description, and the Prospectus Supplement for the Plan for a more complete description of the Plan's provisions.

         Eligibility
         -----------

All employees 21 years of age or older are eligible to participate in the Plan once they have completed one year of service.

         Contributions
         -------------

The Plan provides that participants may contribute a percentage of their annual compensation within the limitations prescribed by the IRS. An individual participants' contributions are limited to an annual maximum of $10,000 for the plan year ended December 31, 1999. The Company contributes, on behalf of each participant, an amount equal to 50% of the first 3% of the participant's salary deferral.

Employees may direct that their contributions be invested in the "Merrill Lynch Retirement Preservation Trust," "PIMCO Total Return Fund," "Dreyfus Premier Balanced Fund," "Franklin Balance Sheet Investment Fund," "Massachusetts Investors Trust," "Alliance Premier Growth Fund," "GAM International Fund," "MFS Capital Opportunities Fund," "Merrill Lynch Equity Index Trust," or "Gerald Stevens, Inc. Stock Fund" with Merrill Lynch Trust Company ("MLT"), the Plan's Trustee. The Company is the Plan's administrator. All contributions are participant-directed and may be invested in one fund or allocated among different funds, subject to certain limitations set forth in the Plan. Changes in allocation of contributions among funds are permitted pursuant to plan provisions.

         Participant Accounts
         --------------------

Each participant's account is credited with the participant's and the Company's matching contributions and an allocation of Plan earnings and investment gains and losses. Allocations of Plan earnings and investment gains and losses are based on actual participant account activity. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Vesting
         -------

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 % vested after six years of credited service.

         Withdrawals
         -----------

The Plan allows a participant to withdraw up to 100% of the participant's contribution account for qualifying emergencies in accordance with the Plan agreement.

         Payment of Benefits
         -------------------

Upon retirement, death or disability of a participant the Plan Administrator will direct the Trustee to pay the participant's benefits as a lump-sum amount equal to the value of the participant's vested interest in his or her account.

Reference should be made to the Plan agreement for additional information concerning employee and employer contributions, eligibility, allocation of income, withdrawals, vesting and other important features of the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The net appreciation in the fair value of the Plan's investments, which consists of the realized gains or losses and the unrealized appreciation on those investments, is presented in the statement of changes in net assets available for plan benefits.


3.   INVESTMENTS
     -----------

The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                                           December 31, 1999
                                                                       -------------------------
                                                                                         Market
                                                                         Cost             Value
                                                                       --------         --------
     Merrill Lynch Equity Index Trust, 4,267 shares                     378,161          431,813
     Merrill Lynch Retirement Preservation Trust,
       308,847 shares                                                   308,848          308,848
     Dreyfus Premier Balanced Fund, 21,464 shares                       327,563          332,483
     PIMCO Total Return Fund, 16,400 shares                             167,858          162,360
     Alliance Premier Balanced Fund, 13,861 shares                      453,586          505,933
     MFS Capital Opportunities Fund, 10,824 shares                      201,531          227,422
     Massachusetts Investors Trust, 14,011 shares                       282,389          293,539

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $164,343 as follows:

                                                                      1999
                                                                  -------------
Common Stock                                                      $      (4,634)
Common/Collective Trusts                                                 53,652
Mutual Funds                                                            109,469
Realized gain on assets sold                                              5,856
                                                                  -------------
                                                                  $     164,343
                                                                  =============


4.       RECONCILIATION TO FORM 5500
         ---------------------------

As of December 31, 1999, the Plan had $808 of pending distributions to participants who elected to withdraw from the Plan. In accordance with generally accepted accounting principles, such amounts are included as a component of net assets available for plan benefits in the accompanying statement of net assets available for benefits. In accordance with Department of Labor Rules and Regulations, such amounts are reflected as benefit payments and benefit claims payable in the Plan's Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements Form 5500.

        --------------------------------------------------------------------- --------------------------
                                                                                    December 31,
                                                                                        1999
        --------------------------------------------------------------------- --------------------------
        Net assets available for benefits per the financial statements             $ 2,731,105
        --------------------------------------------------------------------- --------------------------
        Less: Amounts allocated to withdrawing participants                                808
        --------------------------------------------------------------------- --------------------------

        --------------------------------------------------------------------- --------------------------
                      Net assets available for benefits per the
        --------------------------------------------------------------------- --------------------------
                          Form 5500                                                $ 2,730,297
                                                                                   -----------
        --------------------------------------------------------------------- --------------------------

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

        --------------------------------------------------------------------- --------------------------
                                                                                       December 31,
                                                                                          1999
        --------------------------------------------------------------------- --------------------------
        Distributions to participants per the financial statements                 $          52,379
        --------------------------------------------------------------------- --------------------------
        Add: Amounts allocated to withdrawing participants                                       808
                                                                                   -----------------
        --------------------------------------------------------------------- --------------------------

        --------------------------------------------------------------------- --------------------------
                 Distributions to participants per the Form 5500                   $          53,187
                                                                                   -----------------
        --------------------------------------------------------------------- --------------------------

5.   ADMINISTRATIVE EXPENSES
     -----------------------

Costs of the Plan's administration are paid for by the Company and are excluded from the financial statements. In 1999 these costs were approximately $8,637.

6.   TERMINATION
     -----------

Although it has not expressed an intention to do so, the Company may terminate the Plan at any time. In the event the Plan is terminated or upon the complete discontinuance of contributions by the Company under the Plan, participants would become 100 percent vested in all amounts credited to their accounts.

7.   RELATED-PARTY TRANSACTIONS
     --------------------------

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. No Fees were paid by the Plan for investment management services for the year ended December 31, 1999.

8.   INCOME TAX STATUS
     -----------------

No provision for federal income taxes has been made in the accompanying financial statements.

9    INFORMATION CERTIFIED BY TRUSTEE
     --------------------------------

All information included in the financial statements and schedules were prepared from data certified as complete and accurate by Merrill Lynch Trust Services. No auditing procedures were performed on such data by the Plan's independent certified public accountants.


                        GERALD STEVENS, INC. 401(k) PLAN
                        --------------------------------


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------

                             AS OF DECEMBER 31, 1999
                             -----------------------


---------------------------- -------------------------------------------------- -------------------- --------------------
                                                                                                          Contract
                                                                                                             Or
        Identity of                                                                                        Market
      Party Involved                     Description of Investment                     Cost                 Value
---------------------------- -------------------------------------------------- -------------------- --------------------
*Merrill Lynch               Gerald Stevens Inc. common stock                     $      15,823        $      11,189
---------------------------- -------------------------------------------------- -------------------- --------------------
*Merrill Lynch               Merrill Lynch Equity Index Trust                           378,161              431,813
---------------------------- -------------------------------------------------- -------------------- --------------------
*Merrill Lynch               Merrill Lynch Retirement Preservation Trust                308,848              308,848
---------------------------- -------------------------------------------------- -------------------- --------------------
*Merrill Lynch               GAM International Fund                                     114,390              135,695
---------------------------- -------------------------------------------------- -------------------- --------------------
*Merrill Lynch               Dreyfus Premier Balanced Fund                              327,563              332,483
---------------------------- -------------------------------------------------- -------------------- --------------------
*Merrill Lynch               PIMCO Total Return Fund                                    167,858              162,360
---------------------------- -------------------------------------------------- -------------------- --------------------
*Merrill Lynch               Alliance Premier Balanced Fund                             453,586              505,933
---------------------------- -------------------------------------------------- -------------------- --------------------
*Merrill Lynch               MFS Capital Opportunities Fund                             201,531              227,422
---------------------------- -------------------------------------------------- -------------------- --------------------
*Merrill Lynch               Franklin Balance Sheet Investment Fund                      59,842               59,196
---------------------------- -------------------------------------------------- -------------------- --------------------
*Merrill Lynch               Massachusetts Investors Trust                              282,389              293,539
---------------------------- -------------------------------------------------- -------------------- --------------------

* Denotes a Party-in-Interest


                        GERALD STEVENS, INC. 401(k) PLAN
                        --------------------------------

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                 ----------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      ------------------------------------



----------------------- ------------------------------------------------------------- ------------- --------------- ----------------
     Identity of                                                       Purchase           Sales          Cost        Net Gain/
    Party Involved                       Description of Asset           Price             Price        of Asset       (Loss)
----------------------- ------------------------------------------------------------- ------------- --------------- ----------------
    Merrill Lynch
    Trust Company       Gerald Stevens Inc. common stock              $     15,823       $     --     $       --       $     --
----------------------- ------------------------------------------------------------- ------------- --------------- ----------------

----------------------- ------------------------------------------------------------- ------------- --------------- ----------------
                        Merrill Lynch Equity Index Trust                   381,112             --             --
----------------------- ------------------------------------------------------------- ------------- --------------- ----------------
                        Merrill Lynch Equity Index Trust                                    3,267          2,951            316
----------------------- ------------------------------------------------------------- ------------- --------------- ----------------

----------------------- ------------------------------------------------------------- ------------- --------------- ----------------
                        Merrill Lynch Retirement Preservation Trust        330,863             --             --
----------------------- ------------------------------------------------------------- ------------- --------------- ----------------
                        Merrill Lynch Retirement Preservation Trust                        22,015         22,015             --
----------------------- ------------------------------------------------------------- ------------- --------------- ----------------

----------------------- ------------------------------------------------------------- ------------- --------------- ----------------
                        GAM International Fund                             116,916             --             --
----------------------- ------------------------------------------------------------- ------------- --------------- ----------------
                        GAM International Fund                                              2,411          2,527           (116)
----------------------- ------------------------------------------------------------- ------------- --------------- ----------------

----------------------- ------------------------------------------------------------- ------------- --------------- ----------------
                        PIMCO Total Return Fund                            177,772             --             --
----------------------- ------------------------------------------------------------- ------------- --------------- ----------------
                        PIMCO Total Return Fund                                             9,728          9,918           (190)
----------------------- ------------------------------------------------------------- ------------- --------------- ----------------

----------------------- ------------------------------------------------------------- ------------- --------------- ----------------
                        Alliance Premier Balanced fund                     474,747             --             --
----------------------- ------------------------------------------------------------- ------------- --------------- ----------------
                        Alliance Premier Balanced fund                                     23,638         21,161          2,477
----------------------- ------------------------------------------------------------- ------------- --------------- ----------------

----------------------- ------------------------------------------------------------- ------------- --------------- ----------------
                        Franklin Balance Sheet Investment Fund              67,085             --             --
----------------------- ------------------------------------------------------------- ------------- --------------- ----------------
                        Franklin Balance Sheet Investment Fund                              7,023          7,243           (220)
----------------------- ------------------------------------------------------------- ------------- --------------- ----------------

----------------------- ------------------------------------------------------------- ------------- --------------- ----------------
                        Massachusetts Investors Trust                      310,675             --             --
----------------------- ------------------------------------------------------------- ------------- --------------- ----------------
                        Massachusetts Investors Trust                                      28,811         28,825            526
----------------------- ------------------------------------------------------------- ------------- --------------- ----------------

                                                    (Continued)


                        GERALD STEVENS, INC. 401(k) PLAN
                        --------------------------------

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                 ----------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      ------------------------------------

                                   (Continued)


----------------------- ----------------------------------------------------- --------------- ---------------- ---------------------
     Identity of                                                 Purchase         Sales            Cost              Net Gain/
    Party Involved            Description of Asset                Price           Price          of Asset             (Loss)
----------------------- ----------------------------------------------------- --------------- ---------------- ---------------------
    Merrill Lynch       MFS Capital Opportunities Fund             216,196           --               --
    Trust Company       MFS Capital Opportunities Fund                           17,669           14,666                 3,001
----------------------- ----------------------------------------------------- --------------- ---------------- ---------------------

----------------------- ----------------------------------------------------- --------------- ---------------- ---------------------
                        Dreyfus Premier Balanced Fund              340,731           --               --
----------------------- ----------------------------------------------------- --------------- ---------------- ---------------------
                        Dreyfus Premier Balanced Fund                            13,229           13,168                    61
----------------------- ----------------------------------------------------- --------------- ---------------- ---------------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                       Gerald Stevens, Inc. 401(k) Plan

                                       By: Gerald Stevens, Inc.
                                       Its:  Administrator


                                       By:  /s/ Adam D. Phillips
                                           ------------------------
                                           Adam D. Phillips, Sr. VP

Date:  June 28, 2000